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                         August 17, 2023

       Joseph Jordan
       Chief Financial Officer
       ATI Physical Therapy, Inc.
       790 Remington Boulevard
       Bolingbrook, Illinois 60440

                                                        Re: ATI Physical
Therapy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2023
                                                            File No. 333-273843

       Dear Joseph Jordan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Alexander Lynch, Esq.